FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 13, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES RECEIPT OF NEW EQUIPMENT AT ITS
KORSHUNOV MINING PLANT OAO SUBSIDIARY

Zheleznogorsk-Ilimskiy, Russia – November 13, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that its iron ore mining subsidiary, Korshunov Mining Plant OAO, received new high-tech equipment including a bridge grabbing transshipment crane for its concentration plant and a Liebherr excavator for its Rudnogorsk mine.

Installation of the bridge grabbing crane with 16-tonne lifting capacity is being completed at the plant’s concentration facilities.  The new crane will be used to transship iron ore concentrate from storage to conveyor and deliver iron ore concentrate to a drying and shipment section.  Commissioning of this unit will enable the plant to significantly reduce costs and enhance the smoothness of iron ore concentrate shipments.  The total cost of the project including the equipment installation is over RUR15.0 million (more than US$610.0 thousand).

Rudnogorsk open pit mine of Korshunov Mining Plant received a Liebherr excavator with a bucket capacity of 15.3 cubic meters.  The excavator’s productivity exceeds almost twice that of any excavator currently operating at the Korshunov Mining Plant.  The excavator is diesel hydraulic, therefore it can operate without the need for high-voltage power lines following technological explosions.  The excavator will be used to mine rock from upper horizons of the open pit mine and costs over RUR116.0 million (more than US$4.7 million).

The commissioning of the new mining equipment is in line with Mechel’s long term technical re-equipment program for its subsidiaries operating in its mining segment, in which Mechel plans to invest approximately US$1.2 billion during the next five years.  The commissioning of the equipment is aimed at improving the segment’s performance and will allow Mechel to significantly reduce production costs, increase productivity, and improve working conditions for miners.

“Mechel’s technical re-equipment program for iron ore concentrate production enables the plant to maintain iron ore mining volumes at a level of 5.0 million tonnes, which is in line with the Korshunov Mining Plant’s production capacity, while reducing iron ore mining and concentrating costs.  We plan to continue the modernization of mining and transportation equipment at the plant and in line with Mechel’s plans for 2007 to 2011, approximately US$90.0 is expected to be invested in the development of the Korshunov Mining Plant,” Mechel Management OOO Chief Executive Officer Vladimir Polin said.

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  November 13, 2007